Exhibit 99.1

Golden Star Announces Drilling Results at its Wassa and Father Brown Deposits Including the Extension of Gold Mineralization at Both Locations

TORONTO, July 15, 2019 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that it has intersected significant gold mineralization 200 metres ("m") down plunge to the south of the Inferred Mineral Resource at the Wassa Underground Gold Mine ("Wassa") in Ghana, demonstrating the extension of the deposit. Drilling 85 km to the south at the Father Brown deposit has also shown that the Adoikrom gold bearing structure extends over 200 m down plunge of the last drill hole.

HIGHLIGHTS

  Significant intercepts from Wassa are as follows:
    19.5 m grading 5.4 grams per tonne ("g/t") of gold ("Au") from 1,227 m in hole BSDD19-400M
    29.0 m grading 5.5 g/t of Au from 423.2 m in hole BSDD19-388D
    32.8 m grading 5.3 g/t of gold Au from 774 m in hole BSDD19-388D
    22.7 m grading 8.9 g/t of Au from 214 m in hole BSDD19-394D
    34.6 m grading 7.6 g/t of gold Au from 83 m in hole BS18DD-393D
    17.6 m grading 34.1 g/t of Au from 447.4 m in hole BS18DD394D1 including 0.3 m grading 1,548 g/t of Au (30 g/t cap applied 17.6 m grading 4.5 g/t Au)
    14.3 m grading 6.2 g/t of gold Au from 283.4 m in hole BSDD19-396D1
  Significant Intercepts from Father Brown are as follows:
    8.1 m grading 8.7 g/t of Au from 826.0m in hole FUGDD19039
    13.3 m grading 7.2 g/t of Au from 380.6m in hole FUGDD19035
    6.7 m grading 5.6 g/t of Au from 495.0m in hole FUGDD19033

Wassa drilling intersected the zone 200 m to the south and has extended the strike of this underground ore body over 1.7 km, and remains open to the south. The Company will continue with the Inferred delineation and conversion drilling at Wassa into the third quarter of the year, then will be incorporating all of the results, including underground drilling, to the update of mineral resource and reserves for 2020 budgeting and year end mineral resource and reserve statements.

Drilling results at the Father Brown deposits are also encouraging, with the next steps being to pause the drilling and update the mineral resource models during the third quarter which, in turn, will enable the Company's planning engineers to determine whether there is a viable underground mining project at Father Brown whether further drilling is warranted. The Company will update the market later this year.1,2

Notes
1.	All widths quoted in this press release are estimated true widths
2.	Depths of holes annotated with "D" (daughter hole) are from wedge

WASSA SURFACE DRILLNG TESTING FUTURE UNDERGROUND TARGETS

Drilling results for 27 new surface diamond drill ("DD") holes totaling 23,271 m have been received since the 2018 year end resource model update in Q1 20191.

Surface Drilling at Wassa has utilized between 7 to 8 rigs for most of the year but will be scaling back in the second half of the year so that the results from the drilling to date can be assessed and resource models updated. The focus of the drilling this year has been three-fold, Inferred resource expansion through 200 m step out holes, Inferred resource definition drilling on 100 m infill fences and Inferred to Indicated resource conversion drilling on approximately 50 m drill spacing.

The image below shows the significant results drilled which have not been included in the 2018 year end resource estimates.

Figure 1 - Wassa Underground: isometric view looking East showing significant results of both step out and extension drilling programs1,2 http://www.gsr.com/operations/wassa/wassa-main/default.aspx (CNW Group/Golden Star Resources Ltd.)

Notes
1.	All widths quoted in this diagram are true widths
2.	The estimated true width of this intercept has been updated based on the latest drilling results

Further sections showing the location of the drill holes are available at: http://www.gsr.com/operations/wassa/wassa-main

Wassa Underground Step Out Drilling Results

The Wassa step out drilling continued with three additional holes being drilled on a 200 m step out drill fence south of the existing Inferred Mineral Resource, 18500 North. The initial hole was drilled from west to east at a steep angle and did not intersect the projected zone. The oriented core was assessed in this hole and it was concluded that the main structural trend had changed from west dipping to steep east dipping so the drill hole orientation was switched 180 degrees drilling east to west.

Hole BSDD19-400M, which was oriented in the east to west orientation intersected a single zone returning a width of 19.5 m grading 5.4 g/t gold1. A second daughter hole was also drilled on 18500N and intersected the mineralized zone approximately 90 me up dip of this zone, results are pending.

The results of these holes demonstrate that the high grade mineralization continues 200 m south of the known mineralization and will have a positive effect on the next resource update, increasing the Inferred Mineral Resource in this area. This phase of the step out drilling has now been completed and has demonstrated the zone continues to the south and remains open up and down dip.

Wassa Underground Inferred Mineral Resource Extension Drilling

The Wassa Inferred Mineral Resource extension drilling is ongoing and has generally focused on the deeper mineralization below 1,000 m from surface. Results received so far have confirmed the high grade mineralized zone but the dip of the zone will need to be adjusted at depth.

Two holes were drilled on fence 18700 N, one was successful in extending the mineralized zone approximately 130 m down dip, BS18DD392D3 which intersected 22.4 m grading 2.5 g/t) while the second hole was terminated early due to down the hole issues.

Results have been received for one infill hole on the next fence to the North on 18900N. BSDD19-388D3 intersected two zones, 25.2 m grading 3.3 g/t and 29 m grading 5.5 g/t, approximately 50 m up dip of a high grade hanging wall zone previously intersected in BS18DD388M, 58.5 m grading 4.8 g/t1. A second deeper zone was also intersected in this hole, 32.8 m grading 5.7 g/t, which is approximately 100 m up dip of the zones intersected previously in hole BS18DD388D2, 27.1m grading 4.7 g/t, 66.8m grading 5.3 g/t, 40.7 m grading 4.8 g/t2. The results of this new hole have confirmed the wider zones of high grade mineralization at depth are present but there are still questions about the geometry of these zones. Further drilling on 100 m infill sections is ongoing and additional holes have been planned in order to help define the geometry of this deeper zone of mineralization.

Section 19000N saw three daughter holes drilled after the 2018 year end mineral resource model update. This drilling tested both the Inferred B Shoot mineralization, hanging wall mineralization and the F Shoot at depth. BSDD19-394D3 intersected several zones including B Shoot mineralization of 4.5 m grading 5.0 g/t and 6.8 m grading 7.9 g/t. This hole also intersected 15.9 m grading 4.5 g/t and can be correlated with the 29 m grading 5.5 g/t drilled in hole BSDD19-388D3 on section 18900N. BSDD19-394D3 also drilled the deeper F Shoot Mineralization but assays for the bottom of this hole are pending. BSDD19-394D2 intersected the B Shoot horizon cutting 22.7 m grading 8.9 g/t. Mineralization in the footwall of B Shoot was intersected in BS18DD394D1 with 17.6 m grading 34.1 g/t being drilling including a narrow intercept of 0.3 m grading 1,548 g/t. This foot wall zone has been interpreted as the upper portion of the F Shoot deeps. Results received thus far on drill fence 19000N should add and convert inferred resources to indicated resources. Two additional holes remain to be drilled on this section.

Notes
1.	See press release entitled, 'Golden Star Doubles Inferred Mineral Resources at Wassa Underground Gold Mine', dated April 12, 2018
2.	See press release entitled, 'Golden Star Extends Wassa Underground Deposit a Further 200 Metres to the South', dated Sept 20, 2018

Wassa Underground Inferred to Indicated Mineral Resource Conversion Drilling

The Inferred to Indicated mineral resource conversion drilling continued with rigs moving south of the 2018 year end reserve limits on 19400N. Additional holes on sections 19450 and 19400N have also been completed to close off the up and down dip extensions of the B Shoot Mineralization as well as step to the south on 19350 to 19000N where drilling is ongoing.

Since the year end resource model update, three holes were drilled on drill fence 19400N, testing the up dip extension of the B Shoot mineralizing, two of the holes returned significant widths and grades, BSDD19-396D1 intersected 14.2 m grading 6.2 g/t and BSDD19-396D1 intersected a new footwall zone of 22.7m grading 4.1 g/t. Both of these holes should have a positive effect on the existing Inferred mineral resource in this area.

Seven new holes were drilled on drill fence 19350N located 50 m south of the current mineral reserve base. All of these holes have confirmed the widths and grades previously modeled with some extensions up and down dip. These Inferred resources will be converted to Indicated in the next mineral resource model update.

Results for additional drilling on the 50 metre drill fences have also been received for 19200 and 19100N with wider and higher grade intercepts being seen. On 19200N BSDD19-397M two zones have now been intersected, 10.2 m grading 6.8 g/t and a lower B shoot zone of 13.9 m grading 3.2 g/t. The previous B shoot interpretation on this fence only had a single mineralized zone.

Significant intercepts – Wassa Surface Drilling Results

The full set of drilling results released today (including the significant intercepts set out in Table 1 below) is listed in Appendix A, which can be found on the Company's website or by following: http://www.gsr.com/operations/wassa/wassa-main/default.aspx.

Table 1

New Wassa Surface drilling Significant Results (not included in 2018 year end resource estimates)

HOLE ID	Azimuth (°)	Dip (°)	From (m)	To (m)	Drilled Width (m)	~True Width (m)	Grade Au (g/t)	Drilling Objective	Target
BSDD19-400M	266.1	-60.1	1227	1263.3	36.3	19.5	5.4	Step out	WUG deeps
BSDD19-398M	82.6	-66.1	584	590.2	6.2	4.7	8.7	Inf Conversion	B Shoot
BSDD19-398D1	90.2	-59.1	220.5	229.5	9	7.5	5.5	Inf Conversion	B Shoot
BSDD19-397M	77.7	-79.2	666	683	17	10.2	6.8	Inf Conversion	B Shoot
BSDD19-397M	81.7	-80.3	787.8	811.6	23.8	13.9	3.2	Inf Conversion	B Shoot
BSDD19-396D2	92.4	-55.8	478	506	28	25.6	4.1	FW target	B Shoot FW
BSDD19-396D1	81.6	-70.8	283.4	306	22.6	14.3	6.2	Inf Conversion	B Shoot
BSDD19-394D3	70.4	-80.6	152	164	12	6.8	7.9	Inf Expansion	B Shoot
BSDD19-394D3	88.6	-81	516.5	545	28.5	15.9	4.5	Inf Expansion	B Shoot
BSDD19-394D2	80.7	-76.8	112.5	116.5	4	3.6	11.1	Inf Expansion	B Shoot
BSDD19-394D2	79.5	-75.9	214	239.2	25.2	22.7	8.9	Inf Expansion	B Shoot
BSDD19-388D3	82.6	-67.9	355.5	382	26.5	25.2	3.3	Inf Expansion	B Shoot
BSDD19-388D3	85	-67.3	406	410.5	4.5	4.3	12.2	Inf Expansion	B Shoot
BSDD19-388D3	81.3	-66.4	423.2	453.4	30.2	29	5.5	Inf Expansion	B Shoot
BSDD19-388D3	77	-65.1	540.3	546.5	6.2	6	12.6	Inf Expansion	B Shoot
BSDD19-388D3	83.4	-62.7	633.6	642.2	8.6	8.4	6.5	Inf Expansion	B Shoot
BSDD19-388D3	85.6	-63.7	774	816	42	32.8	5.3	Inf Expansion	B Shoot
BSDD19004	87.2	-64.1	472	488	16	14.8	2.6	Inf Conversion	B Shoot
BS18DD394D1	82.3	-55.2	361.3	381.8	20.5	13.9	3.2	Inf Expansion	B Shoot
BS18DD394D1	84.2	-54.5	421.8	447.4	25.6	17.6	34.1	Inf Expansion	B Shoot
BS18DD394D1	Including	-54.5	424.5	425	0.5	0.3	1548	Inf Expansion	B Shoot
BS18DD394D1	Including	-54.7	436.4	439.4	3	2.1	19.8	Inf Expansion	B Shoot
BS18DD394D1	Capped @ 30 g/t	-54.5	421.8	447.4	25.6	17.6	4.5	Inf Expansion	B Shoot
BS18DD394D1	83.9	-55.1	456.4	479.4	23	15.7	4.1	Inf Expansion	B Shoot
BS18DD393D6	110.9	-69.6	83	122.8	39.8	34.6	7.6	Inf Conversion	B Shoot
BS18DD393D6	108.9	-69.9	149.7	178	28.3	18.2	2.5	Inf Conversion	B Shoot
BS18DD393D6	105.3	-68.8	383.1	413.8	30.7	20.2	3.3	Inf Conversion	B Shoot
BS18DD393D5	123.4	-77.7	60	89	29	22.9	2.9	Inf Conversion	B Shoot
BS18DD393D4	178.3	-83.9	74.5	95.6	21.1	15.2	13.2	Inf Conversion	B Shoot
BS18DD393D4	154.1	-84	174.3	186.8	12.5	5.5	6.3	Inf Conversion	B Shoot
BS18DD392D3	74.6	-50.4	1051.2	1078.2	27	22.4	2.5	Inf Expansion	WUG deeps
242DD19002	323	-62.8	432	437	5	4.6	7.4	Inf Expansion	242 target

Wassa Underground's Current Drilling Program and Next Steps

The drilling programs at Wassa will be scaling back over the next quarter with drill rigs being reduced from 8 rigs down to 4. The drilling will now focus on the conversion of Inferred resources to Indicated. Approximately 10,000 to 15,000 m remain in the 2019 budget and, when completed, work will commence on updating the geological interpretations and grade estimates. The updated resource models will be used for the preparation of the 2020 Budgets/Life of Mine planning as well as further drill hole planning from surface and underground.

FATHER BROWN DRILLING RESULTS

Drilling at the Father Brown project has continued since the last update (press release dated February 19, 2019 titled "Golden Star Updates Mineral Resource Statement at Father Brown: 93% Increase in Inferred Mineral Resources") with two rigs drilling steadily. The budgeted program was exceeded with 12,197 m being drilled compared to the 8,900 m that were initially planned. Drilling will be completed this month and resource models will be updated and forwarded to the Company's planning engineers for economic assessment in order to determine whether an underground mine would be economically viable and this will drive future drilling decisions.  Updated resource estimates for the Father Brown deposit are expected to be completed in Q3 2019.

The Father Brown deposit is characterized by at least two mineralized structures, the Father Brown ("FBZ") structure which strikes roughly N-S and dips to the west at approximately 40 degrees and the Adoikrom ("ADK") structure that strikes NE-SW and dips -65 degrees to the West. Drilling to date indicates that the ADK zone is likely the primary gold bearing fluid pathway whereas the FBZ zone is a secondary linking or splay structure. The FBZ structure does not appear to extend past the ADK zone which means gold bearing fluids moved along the ADK structure at depth and then propagated along both structures at the intersection. Based on this, current interpretation the ADK structure is the focus of exploration drilling, in particular the higher grade shoot with in this zone that has a well-defined plunge of 50 to 60 degrees to the south.

Two holes were drilled to test the high grade plunge of the ADK structure and results have been received for one which has confirmed this hypothesis, FUGDD19-039M targeted this zone approximately 200 m down plunge from the last drilling, approximately 825 m from surface and intersected 8.1 m grading 8.7 g/t. The second hole has been logged and sampled and assays are pending.

Figure 2 - Father Brown: long section looking East showing significant results of inferred resource extension drilling programs http://www.gsr.com/operations/wassa/wassa-main/default.aspx (CNW Group/Golden Star Resources Ltd.)

Significant Intercepts – Father Brown Drilling Results

The full set of drilling results released today (including the significant intercepts set out in Table 2 below) is listed in Appendix B, which can be found on the Company's website or by following: http://www.gsr.com/operations/wassa/wassa-main/default.aspx.

Table 2

Father Brown Surface drilling Significant Results Q2 – 2019

Hole ID	Azimuth (°)	Dip	From (m)	To (m)	Interval (m)	~ True Width	Au g/t	Zone
FUGDD19020	87.5	-68.9	367.8	370.0	2.2	1.6	11.40	ADK HW
FUGDD19022	102.8	-74.8	636.0	640.0	4.0	2.7	4.78	ADK
FUGDD19023	89.6	-71.3	441.4	447.0	5.6	4.0	3.70	ADK
FUGDD19025	94.9	-64.4	536.5	542.0	5.5	4.4	4.28	ADK
FUGDD19025	95.3	-64.4	549.8	551.3	1.5	1.2	12.4	ADK FW
FUGDD19028	83.8	-61.2	192.2	197.0	4.8	4.0	2.9	ADK
FUGDD19029	90.4	-71.1	513.1	516.8	2.6	2.5	9.2	FBZ
FUGDD19029	93.2	-69.9	636.3	640.8	4.5	3.3	4.4	ADK
FUGDD19031A	86.6	-71.9	573.0	579.0	6.0	4.3	3.2	ADK
FUGDD19032A	78.6	-75.0	606.0	610.0	4.0	2.7	3.7	ADK
FUGDD19033	96.7	-69.0	495.0	504.0	9.0	6.7	5.6	ADK
FUGDD19033	96.6	-68.7	522.0	527.1	5.1	3.8	2.8	ADK FW
FUGDD19035	92.8	-61.0	380.6	396.6	16.0	13.3	7.2	ADK
FUGDD19036A	94.5	-67.6	139.0	145.0	6.0	4.6	6.9	ADK
FUGDD19039M	91.0	-80.0	826.0	839.5	13.5	8.1	8.7	ADK

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea underground mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghana Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high-grade, low cost underground mines. Gold production guidance for 2019 is 220,000-240,000 ounces at a cash operating cost per ounce of $620-$680. As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws. Forward looking statements and information include but are not limited to, statements and information regarding: the potential of Wassa's Inferred Mineral Resources to increase through further drilling; the acceleration of step out drilling of the B Shoot and F Shoot upon receipt of the funds from La Mancha; upside potential on the size of the Wassa deposit; the timing for the release of the next Mineral Resource update; the timing of commencement of work on the PEA; and production guidance and cash operating cost guidance for 2018. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2018 and our annual information form for the year ended December 31, 2018, each of which is filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

Technical Information

The technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a Qualified Person pursuant to National Instrument 43-101. Mr. Wasel is Vice President of Exploration for Golden Star and an active member and Registered Chartered Professional of the Australasian Institute of Mining and Metallurgy.

The results for Wassa and Father Brown drilling stated herein are based on the analysis of saw-split HQ/NQ diamond half core or a three kilogram single stage riffle split of a nominal 25 to 30 kg Reverse Circulation chip sample which has been sampled over nominal one metre intervals (adjusted where necessary for mineralized structures). Sample preparation and analyses have been carried out at Intertek Laboratories in Tarkwa, which are independent from Golden Star, using a 1,000 gram slurry of sample and tap water which is prepared and subjected to an accelerated cyanide leach (LEACHWELL). The sample is then rolled for twelve hours before being allowed to settle. An aliquot of solution is then taken, gold extracted into Di-iso Butyl Keytone (DiBK), and determined by flame Atomic Absorption Spectrophotometry (AAS). Detection Limit is 0.01 ppm.

All analytical work is subject to a systematic and rigorous Quality Assurance-Quality Control (QA-QC). At least 5% of samples are certified standards and the accuracy of the analysis is confirmed to be acceptable from comparison of the recommended and actual "standards" results. The remaining half core is stored on site for future inspection and detailed logging, to provide valuable information on mineralogy, structure, alteration patterns and the controls on gold mineralization.

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For further information: please visit www.gsr.com or contact: Tania Shaw, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:00e 15-JUL-19